UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Playtika Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

Alpha Frontier Limited

c/o Giant Investment Co., Ltd.

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

Copies to:

Cai Guangliang

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72815L 107	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Playtika Holding UK II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 231,082,594
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,082,594
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alpha Frontier Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 231,082,594
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 231,082,594
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Cibi Business Information Consultancy Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 233,336,994
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,336,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Jukun Network Technology Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 233,336,994
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 233,336,994
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.5% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Network Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 87,598,743
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 74,531,543

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 87,598,743
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.2%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 7 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 246,404,194
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,404,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 8 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuzhu Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 246,404,194
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 246,404,194
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 59.7% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 9 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hazlet Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,198,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 10 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equal Sino Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,198,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 11 of 14 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jing Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 75,198,390
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 412,642,934 outstanding common stock as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 12 of 14 Pages

This Amendment No. 6 supplements and amends the Schedule 13D filed on April 6, 2021, the Schedule 13D/A filed on May 11, 2021, the Schedule 13D/A filed on January 24, 2022, the Schedule 13D/A filed on February 25, 2022, the Schedule 13D/A filed on June 28, 2022 and the Schedule 13D/A filed on August 24, 2022 by the Reporting Persons (as defined below) (as so amended, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (“Shares”), of Playtika Holding, Inc., a Delaware corporation (the “Issuer” or “Playtika”). This Amendment is being filed primarily to announce the commencement of a tender offer and the Company’s entrance into a Tender Agreement with the Reporting Persons (as defined below). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Unless otherwise indicated herein, capitalized terms used but not defined in this Amendment No. 6 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

This Amendment No. 6 is being filed by:

i.	Playtika Holding UK II Limited (“PHUKII”);

ii.	Alpha Frontier Limited (“Alpha”);

iii.	Shanghai Cibi Business Information Consultancy Co., Ltd (“Shanghai Cibi”);

iv.	Shanghai Jukun Network Technology Co., Limited. (“Shanghai Jukun”);

v.	Giant Network Group Co., Limited (“Giant”);

vi.	Giant Investment Co., Limited (“Giant Investment”);

vii.	Yuzhu Shi;

viii.	Hazlet Global Limited (“Hazlet”);

ix.	Equal Sino Limited (“Equal Sino”); and

x.	Jing Shi (each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons”).

Item 4. Purpose of Transaction.

(a) and (b)

Tender Offer Announcement

As announced on a Schedule TO-I filed on August 29, 2022, the Issuer has commenced a tender offer (the “Offer”) for the purchase of up to 51,813,472 Shares, at a price of $11.58 per Share (the “Purchase Price”), to be paid to the seller in cash less any applicable withholding taxes, upon the terms and subject to the conditions described in an offer to purchase (the “Offer to Purchase”), in the related letter of transmittal and in other related materials, each as may be amended or supplemented from time to time (collectively, the “Offer Documents”). As disclosed in the Offer to Purchase, the Reporting Persons have agreed to participate in the Offer and to tender at least 211,711,155 Shares in the Offer, subject to withdrawal rights as set forth in the Tender Agreement, including the right to withdraw Shares as may be necessary (i) to result in tendering such Shares as will result in $323 million in gross proceeds payable to the Reporting Persons and (ii) for the Reporting Person to maintain an ownership of 51.7% on a fully-diluted basis, as defined in the Tender Agreement.

SCHEDULE 13D

CUSIP No. 72815L 107	Page 13 of 14 Pages

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) — (b)

(b)

The aggregate percentage of Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon 412,642,934 outstanding Shares as disclosed by the Issuer as of August 5, 2022 in its Schedule TO-I, as filed with the SEC on August 29, 2022. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

As of the date of this filing, PHUKII directly owns 212,204,935 Shares and has voting control over 18,887,659 Shares directly owned by Hazlet. PHUKII is wholly owned by Alpha. Shanghai Cibi owns a 71.68% interest in the ordinary shares of PHUKII owned by Alpha. 100% of the economic rights of Shanghai Cibi are wholly owned by Shanghai Jukun. Giant directly and indirectly owns 49.0% of the economic interests of Shanghai Jukun. Giant Investment owns 51.0% of the economic interests of Shanghai Jukun and 27.87% of the economic interests of Giant through its wholly-owned subsidiary Shanghai Giant Investment Management Co., Ltd. Yuzhu Shi owns 97.86% of the economic interests of Giant Investment and may be deemed to beneficially own all of the Shares owned by PHUKII. Hazlet owns a 26.54% interest in the ordinary shares of PHUKII owned by Alpha. Shanghai Cibi, pursuant to the voting agreements previously disclosed, controls the voting of all the Shares owned by Alpha. The equity interests of Alpha are also pledged to certain third-party lenders. All of Hazlet’s economic interests of Alpha are in turn owned by Equal Sino Limited, which is in turn wholly owned by Jing Shi, Yuzhu Shi’s daughter. Shanghai Cibi further has the sole right to vote an additional 2,254,400 Shares pursuant to the voting agreements described in Item 6.

In addition, Giant further has the right to vote an additional 13,067,200 Shares held by certain stockholders of the Issuer that received equity of the Issuer pursuant to the Issuer’s 2020 Incentive Award Plan (the “Employee Stockholders”).

(c) Except as disclosed in this Schedule 13D, the Reporting Persons have not affected any transactions during the past 60 days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Tender Agreement

As a condition to the Issuer’s willingness to commence the Offer, the Reporting Persons have agreed to enter into a Tender Agreement, dated as of August 26, 2022, by and among the Issuer and the Reporting Persons (the “Tender Agreement”). Pursuant to the Tender Agreement, PHUKII and Hazlet (the “Holders”) have agreed to tender into the Offer at least 211,711,155 of their Shares (the “Subject Shares”) pursuant to and in accordance with the terms of the Offer and not withdraw the Subject Shares except as permitted under the terms of the Tender Agreement, including to allow the Reporting Persons to withdraw any of the Subject Shares as necessary to ensure a “Change in Control” under the Issuer’s 2021-2024 Retention Plan does not occur and to allow the Reporting Persons to maintain an ownership of 51.7% on a fully diluted basis as defined in the Tender Agreement. The Tender Agreement also includes certain representations and warranties of the Giant/Alpha Group relating to the Giant/Alpha Group’s debt obligations and the transactions contemplated by that certain stock purchase agreement, dated June 27, 2022 and amended on August 24, 2022 between PHUKII and Joffre Palace Holdings Limited. The Tender Agreement further provides for various indemnification obligations of the Giant/Alpha Group in connection with the Offer.

Voting Agreement

On August 29, 2022, Hazlet (i) terminated its previously disclosed voting power of attorney with Shanghai Cibi and (ii) entered into a voting power of attorney with PHUKII in the form attached hereto as Exhibit 99.10, pursuant to which Hazlet granted PHUKII the sole right to vote all shares of the Issuer owned by it.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit	Title

99.9	Tender Agreement, dated August 26, 2022

99.10	Hazlet Voting Power of Attorney, dated August 29, 2022

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2022	PLAYTIKA HOLDING UK II LIMITED

	By:	/s/ Tian Lin
	Name:	Tian Lin
	Title:	Director

	By:	/s/ Ron Haim Korczak
	Name:	Ron Haim Korczak
	Title:	Director

ALPHA FRONTIER LIMITED

	By:	/s/ Lu Zhang
	Name:	Lu Zhang
	Title:	Director

SHANGHAI CIBI BUSINESS INFORMATION CONSULTANCY CO., LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

SHANGHAI JUKUN NETWORK TECHNOLOGY COMPANY LIMITED

	By:	/s/ Fei Yongjun
	Name:	Fei Yongjun
	Title:	Legal Representative & Authorized Signatory

GIANT NETWORK GROUP COMPANY LIMITED

	By:	/s/ Liu Wei
	Name:	Liu Wei
	Title:	Director & Authorized Signatory

GIANT INVESTMENT COMPANY LIMITED

By:	/s/ Yuzhu Shi
Name:	Yuzhu Shi
Title:	Director & Authorized Signatory

YUZHU SHI

/s/ Yuzhu Shi

HAZLET GLOBAL LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

EQUAL SINO LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

JING SHI

/s/ Jing Shi